NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

June 30, 2004

(Expressed in United States Dollars)

Unaudited – Prepared by Management

Not Reviewed by an Independent Auditor

NEVSUN RESOURCES LTD.

Interim Consolidated Balance Sheets
(Expressed in United States Dollars)

June 30, 2004 and December 31, 2003

	June 30	December 31
	2004	2003
	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$2,742,892	$14,519,209
Short-term investments	45,671,031	47,166,703
Accounts receivable and prepaids	391,719	186,199
	48,805,642	61,872,111

Property, plant & equipment (note 2)	66,181,609	51,536,768

	$114,987,251	$113,408,879

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,816,445	$1,178,781
Current portion of long-term debt (note 7)	-	1,000,000
	1,816,445	2,178,781

Long-term debt (note 7)	2,271,214	1,087,797

Shareholders’ equity:
Share capital (note 3)	135,227,112	134,296,307
Shares to be issued (note 7)	2,352,941	2,352,941
Contributed surplus (note 4)	3,636,471	1,903,403
Deficit	(30,316,932)	(28,410,350)
	110,899,592	110,142,301

	$114,987,251	$113,408,879

Commitments (note 3)

Subsequent event (note 7)

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

“John A. Clarke”

Director

“Robert J. Gayton”

Director

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Unaudited
(Expressed in United States Dollars)

	Three months ended June 30		Six months ended June 30

	2004	2003 (Restated note 1)	2004	2003 (Restated note 1)

Expenses:
Accounting and audit	$12,456	$8,499	$35,878	$21,859
Amortization	6,840	4,596	12,532	8,829
Consulting	4,030	26,959	25,987	40,873
Investor relations	89,436	55,325	155,260	131,188
Legal fees	16,570	3,240	27,906	12,776
Office	83,297	68,888	170,303	96,475
Remuneration	116,852	85,170	241,138	175,818
Stock-based compensation (note 3(c))	496,113	364,038	1,339,494	565,377
Transfer, listing and filing fees	25,896	7,283	51,506	34,902
Travel	-	11,711	52,931	30,642
	851,490	635,709	2,112,935	1,118,739

Loss before the undernoted	(851,490)	(635,709)	(2,112,935)	(1,118,739)

Foreign exchange gain (loss)	(1,131)	82,873	(7,193)	434,267
Investment income (loss) (note 6)	(160,188)	68,446	213,546	78,170

Loss for the period	(1,012,809)	(484,390)	(1,906,582)	(606,302)
Deficit, beginning of period	(29,304,123)	(26,533,783)	(28,410,350)	(26,411,871)
Deficit, end of period	$(30,316,932)	$(27,018,173)	$(30,316,932)	$(27,018,173)

Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.03)	$(0.01)

Weighted average shares outstanding	74,273,291	56,323,299	74,161,873	53,500,062

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States Dollars)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

Cash provided by (used for):

Operations:
Loss for the period	$(1,012,809)	$(484,390)	$(1,906,582)	$(606,302)
Items not involving cash:
Amortization	6,840	4,596	12,532	8,829
Stock-based compensation	496,113	364,038	1,339,494	565,377
Changes in non-cash working capital:
Accounts receivable and prepaids	22,154	(251,515)	(205,520)	(301,756)
Accounts payable and accrued liabilities	513,779	431,876	637,664	177,392
	26,077	64,605	(122,412)	(156,460)

Investments:
Property, plant and equipment	(10,382,262)	(3,138,076)	(13,898,886)	(4,781,415)
Short-term investments`	10,288,896	(2,898,161)	1,495,672	(7,570,377)
	(93,366)	(6,036,237)	(12,403,214)	(12,351,792)

Financing:
Proceeds on issuance of shares	625,759	1,371,443	752,314	13,996,119
Decrease in long term debt	1,612	–	(3,005)	–
	627,371	1,371,443	749,309	13,996,119

Increase (decrease) in cash and cash equivalents	560,082	(4,600,189)	(11,776,317)	1,487,867
Cash and cash equivalents beginning of period	2,182,810	8,835,533	14,519,209	2,747,477

Cash and cash equivalents end of period	$2,742,892	$4,235,344	$2,742,892	$4,235,344

Supplementary information:
Income taxes paid	$–	$–	$–	$–
Interest paid	$–	$–	$–	$–
Non-cash investing and financing transactions:
Interest capitalized on accretion of debt	$24,407	$34,041	$47,651	$68,083
Stock-based compensation capitalized to mineral properties	$289,489	$112,331	$572,065	$142,914
Contribution by Government of Mali capitalized to mineral properties and long-term debt	$–	$–	$138,771	$–

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second Quarter Ended June 30, 2004

1.

Basis of presentation:

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant inter company balances and transactions have been eliminated.  The interim statements should be read in conjunction with the annual audited financial statements for the company’s most recently completed fiscal year ended December 31, 2003, as these interim financial statements do not include all disclosures required for annual financial statements.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relate to the determination of impairment of mineral properties, and assumptions used determining stock-based compensation.  Actual results could differ from those estimates.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

The comparative figures for the 2003 quarters have been restated in the presentation of these interim statements of operations and deficit and cash flows so as to reflect the change in accounting implemented during the fourth quarter of 2003 for stock-based compensation, as detailed in the annual audited financial statements for the year ended December 31, 2003.

2.

Property, plant and equipment:

	June 30	December 31
	2004	2003
Property under development - Tabakoto, Mali:
Historic exploration costs	$28,878,166	$27,301,053
Plant construction in progress, including progress payments of $6,178,814 on a lump sum turnkey construction contract	8,126,774	-
	37,004,940	27,301,053

Exploration mineral properties:
Details per schedule below	28,022,676	23,316,250

Equipment:
Cost less accumulated amortization
$ 117,698 (2003 - $105,166)	1,153,993	919,465
	$66,181,609$	51,536,768

During the second quarter the Company announced the commencement of construction of the Tabakoto mine in Mali. In connection with a $25.5 million construction contract, Nevsun Resources Ltd. has guaranteed payment by its Malian subsidiary, Tambaoura Mining Company SA.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second quarter ended June 30, 2004

2.

Property, plant and equipment (continued):

Schedule of exploration mineral property expenditures during the first two quarters of 2004:

	Segala	Bisha	Augaro/AK	Kubi
	Mali	Eritrea	Eritrea	Ghana	Total

Deferred December 31, 2003	$12,784,025	$5,561,403	$630,879	$4,339,943	$ 23,316,250
Acquisition costs incurred	23,244	-	-	-	23,244
Exploration and development:
Assays	-	121,377	-	-	121,377
Consulting engineers and personnel	3,546	271,900	5,656	858	281,960
Drilling and geophysics	-	1,024,196	-	-	1,024,360
Equipment	-	29,331	-	-	29,331
Line cutting and surveying	-	42,988	1,929	-	44,917
Stock-based compensation	-	128,780	-	6,754	135,534
Transportation and field	-	463,009	1,493	25	464,527
Administration	5,478	188,944	1,896	13,515	473,900
Diamond permit	23,232	-	-	-	23,232

Incurred during the period	55,500	2,270,525	10,974	21,152	2,358,151

Balance , March 31, 2004	12,839,525	7,831,928	641,853	4,361,095	25,674,401

Acquisition costs incurred	23,244	17,500	17,500	-	58,244
Exploration and development:
Assays	-	205,583	-	-	205,583
Consulting engineers and personnel	19,973	465,238	4,101	3,587	492,899
Drilling and geophysics	-	1,170,475	136	-	1,170,611
Equipment	-	210,870	-	-	210,870
Line cutting and surveying	-	8,432	3,722	-	12,154
Stock-based compensation	-	124,824	-	10,131	134,955
Transportation and field	-	169,715	-	17	169,732
Administration	4,122	258,230	204	19,950	282,506
Cost recovery	-	-	-	(410,000)	(410,000)
Diamond permit	20,721	-	-	-	20,721

Incurred during the period	68,060	2,630,867	25,663	(376,315)	2,348,275

Balance, June 30, 2004	$12,907,585	$10,462,795	$667,516	$3,984,780	$ 28,022,676

During the second quarter the Company received $410,000 in cash recoveries of costs on its properties in Ghana.

3.

Share capital:

(a)

Authorized:  250,000,000 common shares without par value.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second quarter ended June 30, 2004

3.

Share capital (continued):

(b)

Issued:

	Number of Shares	Share Amount

Balance, December 31, 2003	73,824,322	$134,296,307
Exercise of warrants	202,500	55,106
Exercise of stock options	117,700	71,449
Allocation from contributed surplus upon exercise of stock options	-	34,317

Balance, March 31, 2004	74,144,522	134,457,179
Exercise of warrants	62,500	57,542
Exercise of stock options	763,300	568,217
Allocation from contributed surplus upon exercise of stock options	-	144,174
Balance, June 30, 2004	74,970,322	$135,227,112

(c)

Stock options:

	Number of options	Weighted average exercise price (CDN$)

Outstanding, December 31, 2003	4,472,000	$1.62
Granted to employees, directors, officers	1,100,000	4.81
Granted to non-employees	75,000	4.81
Exercised	(117,700)	0.81

Outstanding, March 31, 2004	5,529,300	$2.32
Granted to employees, directors, officers	50,000	4.81
Granted to non-employees	12,000	4.81
Exercised	(763,300)	1.01
Expired	(80,000)	4.81
Outstanding, June 30, 2004	4,748,000	$2.52

Stock options at June 30, 2004 expire at various dates from February 8, 2005 to February 22, 2011.

Details of outstanding options at June 30, 2004:

Type	Number of options	Range of exercise price (CDN$)	Average remaining life in years

Vested	190,000	$0.15	6.7 years
Vested	3,278,000	$0.75 to $7.33	2.7 years
Un-vested	1,280,000	$4.25 to $7.33	4.6 years
Total	4,748,000

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second quarter ended June 30, 2004

3.

Share capital (continued):

(d)

Warrants:

	Number of warrants	Average exercise price ($CDN)

Outstanding, December 31, 2003	5,492,500	$9.18
Warrants exercised	(202,500)	0.36

Outstanding, March 31, 2004	5,290,000	$9.52
Warrants exercised	(62,500)	1.25
Outstanding, June 30, 2004	5,227,500	$9.62

(e)

Shares reserved for issuance (fully diluted shares outstanding):

Number of shares

Issued and outstanding at June 30, 2004	74,970,322
Stock options outstanding (note 3(c))	4,748,000
Warrants outstanding (note 3(d))	5,227,500
Shares to be issued regarding Segala (note 7)	1,420,000
Shares reserved for issuance (fully diluted shares outstanding)	86,365,822

4. Contributed surplus:

Balance, December 31, 2003	$1,903,403
Stock-based compensation expensed	843,381
Stock-based compensation capitalized	282,576
Exercise of stock options, to share capital	(34,317)

Balance, March 31, 2004	2,995,043
Stock-based compensation expensed	496,113
Stock-based compensation capitalized	289,489
Exercise of stock options, to share capital	(144,174)
Balance, June 30, 2004	$3,636,471

5. Segmented information

The Company conducts its business as a single operating segment being the investment in and exploration and development of mineral properties. All property, plant and equipment are situated in Africa. Investment revenues were earned from international sources.

6. Investment income

The Company records its short-term investments at the lower of cost and market. As a result the Company has recorded a decline in value as a reduction of investment income.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second quarter ended June 30, 2004

7. Subsequent event

Subsequent to June 30, 2004 the Company agreed to issue 1,420,000 common shares of the Company so as to settle all of the remaining obligations of debt ($1,944,640 at June 30, 2004) and shares to be issued ($2,352,941) incurred in connection with the 2002 acquisition of the Segala property. The previously classified current portion of long-term debt has been classified long-term at June 30, 2004 because it was subsequently settled through the issuance of shares.

CORPORATE DIRECTORY	TRANSFER AGENT
DIRECTORS	Computershare Trust Company 510 Burrard Street Vancouver, British Columbia V6C 3B9
GARY E. GERMAN CHAIRMAN Toronto, Ontario, Canada
R. STUART ANGUS Vancouver, BC, Canada	CORPORATE OFFICE
Suite 800 1075 West Georgia Street Vancouver, British Columbia Canada V6E 3C9 Tel: (604)-623-4700 Fax: (604)-623-4701 Web site: www.nevsun.com
JOHN A. CLARKE West Vancouver, BC, Canada
CLIFF T. DAVIS Vancouver, BC, Canada
ROBERT J. GAYTON West Vancouver, BC, Canada	SHARES LISTED
GERARD E. MUNERA Greenwich, CT, USA	Toronto Stock Exchange Symbol: NSU Authorized: 250,000,000 common Shares outstanding: 74,970,322 (June 30, 2004)
OFFICERS
JOHN A. CLARKE President & Chief Executive Officer	AUDITORS
CLIFF T. DAVIS Chief Financial Officer	KPMG LLP Chartered Accountants 777 Dunsmuir Street Vancouver, British Columbia
F. WILLIAM NIELSEN Vice President Exploration	LEGAL COUNSEL
MAUREEN D. CARSE Corporate Secretary	Miller Thomson LLP Suite 1000, 840 Howe Street Vancouver, British Columbia